August 9, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 4561

Washington, DC 20549

Attention: Erin Wilson

Division of Corporation Finance

Re:	Gentiva Health Services, Inc.

Form 10-K for fiscal year ended December 31, 2010

File No. 001-15669

Dear Ms. Wilson:

On behalf of Gentiva Health Services, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 5, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010. The Company’s response below is numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold the Staff’s comment prior to the response.

Form 10-K for FYE December 31, 2010

Exhibits

1. Exhibits 10.26, 10.36, 10.39, 10.40 and 10.41 are missing exhibits, schedules or attachments. We also note that Exhibit 10.1 to the Form 8-K filed on March 9, 2011 is missing exhibits, schedules and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

In response to the Staff’s comment and consistent with our telephone conversation with the Staff on August 8, 2011, the Company hereby advises that the Company will file the requested exhibits, schedules and/or attachments with the SEC in conjunction with the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2011.

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the matters discussed in this letter, please contact the undersigned at (770) 951-6387. Thank you.

Very truly yours,

/s/ John N. Camperlengo

John N. Camperlengo